The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

July 24, 2012

Securities and Exchange Commission
Attn:  Mr. Kevin Rupert
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Division of Investment Management

Re:	The Royce Fund
File Nos. 002-80348 & 811-03599

Dear Mr. Rupert:

        Enclosed herewith for filing is correspondence relating to Post-Effective Amendment No. 112 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 114 under the Investment Company Act of 1940, as amended (the “1940 Act) as well as Post-Effective Amendment No. 113 under the 1933 Act and Amendment No. 115 under the 1940 Act to the Registration Statement on Form N-1A of The Royce Fund (the “Trust”).  The Trust respectfully requests that the effectiveness of the aforementioned be accelerated before the close of business on August 1, 2012, or as soon as thereafter practicable.

        Please contact me at (212) 508-4578 if you have any questions or comments.

Very truly yours,

/s/John E. Denneen

John E. Denneen
General Counsel